Ms. Yoon Choo

MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

February 18, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:  Separate Account A of Pacific Life Insurance Company (“PLIC”); Registration Statement on Form N-4 (File Nos. 811-08946 and 333-261003) (“PLIC Registration Statement”) and Separate Account A of Pacific Life & Annuity Company (“PLAC”); Registration Statement on Form N-4 (File Nos. 811-09203 and 333-261004) (“PLAC Registration Statement”)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (together “Pacific Life”), Separate Account A of Pacific Life (811-08946), and Separate Account A of Pacific Life & Annuity Company (811-09203) set forth below are responses to Staff comments received on January 20, 2022, received in connection with the above referenced Registration Statements on Form N-4 (filed on November 12, 2021), designated as Pacific Choice 2 variable annuity. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent post-effective amendment.

GENERAL

1.                  Staff Comment: Our comments are made with respect to the PLIC Registration Statement and reference page numbers in that registration statement. Unless otherwise specified, please apply these comments to the parallel disclosure in the PLAC Registration Statement to the extent applicable.

Response: We confirm that we will carry all edits to the PLIC Registration to the PLAC Registration Statement as applicable.

2.                  Staff Comment: Please confirm that all missing information will be filed in pre-effective amendments

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to the Registration Statements. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre- effective amendments.

Response: We confirm that all edits and missing information will be filed by subsequent pre-effective amendment.

3.                  Staff Comment: Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. In particular, to the extent applicable, all comments relating to:

(a)    the CoreIncome Advantage Select (Single) rider apply to the CoreIncome Advantage Select (Joint) rider; (b) the Buffered Protected Investment Benefit (“BPIB”) (5 Year Option) rider apply to the BPIB (7 Year Option) and BPIB (10 Year Option) riders; (c) the Return of Purchase Payments Death Benefit rider apply to the Return of Purchase Payments Death Benefit II rider; (d) the Stepped-Up Death Benefit rider apply to the Stepped-Up Death Benefit II rider; and (e) the Earnings Enhancement Death Benefit (EEDB) rider apply to the Earnings Enhancement Death Benefit (EEDB) (for California). Please ensure that corresponding changes are made to all similar disclosure.

Response: We confirm that we will carry all edits from one version or iteration of a rider to any corresponding rider version or iteration as applicable.

4.                  Staff Comment: Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contract issued by the Separate Account.

Response: Other than reinsurance contracts, we confirm that there are no third-party support agreements; the Company is primarily responsible for paying out any guarantees associated with the Contracts.

PROSPECTUS

General

5.                  Staff Comment: Please format the Prospectus, including each Appendix, to assist with investor comprehension. For example, (a) please set off headings and subheadings from the rest of the text, (b) use defined terms consistently, and (c) when defining a term in the body of the Prospectus, consider putting the term in bold or otherwise setting it off from the rest of the text. [General Instruction C.1.(a).]

Response: We reviewed the Prospectus for the above issues and made changes accordingly.

6.                  Staff Comment: In each place in the Prospectus where references are made to disclosure in the SAI,

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please specify the section of the SAI referred to.

Response: We modified the references to the SAI accordingly.

7.                  Staff Comment: We note that the Prospectus sometimes uses terms such as “may” or “could” in instances where a result can be expected to be certain. For example, under Benefits Available Under the Contract—Standard Benefits (No Additional Charge)—Death Benefit Amount, the disclosure states that “[w]ithdrawals could reduce the death benefit amount.” It is our understanding that any withdrawal will result in a reduction of the death benefit amount. Accordingly, please review the Prospectus and SAI and revise in this section and elsewhere all references to “could” or “may” to “will” in each place where a result can be expected to be certain.

Response: We reviewed and modified the areas of the prospectus as appropriate.

Cover page

8.                  Staff Comment: The third sentence states that “[t]he living benefit riders vary in terms of the age that the Owner must be before the benefits become payable and other terms.” Both guaranteed minimum withdrawal benefit riders provide benefits beginning at age 65 while the minimum accumulation benefit riders do not have any age restrictions. Please revise this statement to clarify.

Response: We modified this sentence accordingly.

Special Terms

9.                  Staff Comment: The term Fund is defined as “Fund – A registered open-end management investment company; collectively refers to AIM Variable Insurance Funds …” However, the Company uses the terms “Fund” and “Portfolio” interchangeably to refer to a separate portfolio of a trust in which a Subaccount invests its assets.   For example under Transfers and Market-timing Restrictions, the funds are referred to as “portfolio(s),” “underlying portfolio(s),” “portfolio(s) of Fund(s)” or “shares of portfolio(s) of Fund(s).” Consider whether a definition is needed to refer to the trusts of which the Funds are series or otherwise correct the inconsistent definitions. Also, please use a single term throughout to refer to the underlying series of the trusts.

Response: We will review the prospectus to see where it may add clarity to use a single term. However, as they are defined separately, we believe that using the terms “Portfolio” and “Fund” is useful to distinguish between the Investment Option or a series (“Portfolio”) and the trust (“Fund”). For example, in the prospectus we state:

“Each Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio.”

Given their unique status as defined terms, we will also review the prospectus to make sure that we are consistently using the terms appropriately.

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10.          Staff Comment: To avoid possible investor confusion, please use a single term throughout to refer to Variable Investment Option, Subaccount and Variable Account.

Response: While some of the distinct terms are useful in discussions of different concepts (e.g., explanations of account unit values or features of unique variable options versus reference to the variable option as an investment option), we eliminated the use of “Variable Account” as its own synonym where “Subaccount” would suffice. We further reviewed the use of the remaining terms to make sure that the use of the term made sense.

Important Information You Should Consider About the Contract

11.          Staff Comment: Please supplementally confirm that cross-references in electronic versions of the Summary and Statutory Prospectuses will link directly to the location in the Statutory Prospectus where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Item 2, Instruction 1(b).]

Response: We confirm that we will add these cross-references to relevant sections of the Statutory Prospectus in both electronic versions of the Summary and Statutory Prospectuses.

Fees and Expenses

—Ongoing Fees and Expenses (annual charges)

12.          Staff Comment: Please bold the table headings “Annual Fees, Minimum and Maximum” per the form. [Item 2, Instruction 2(c)(i)(B).]

Response: We made the requested modification.

13.          Staff Comment: In the line item Optional Benefits, please add that the charges are for a single benefit, if elected. [Item 2, Instruction 2(c)(i)(B).]

Response: We made the requested modification.

14.          Staff Comment: Please add “based on current charges” to the end of the second sentence following the table (the sentence beginning “[t]o help you understand the cost of owning your Contract”).

Response: We made the requested modification.

15.          Staff Comment: In the list of assumptions for both the lowest and highest annual costs, please bold

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the captions [Item 2, Instruction 2(c)(ii)(B)] and revise the disclosure to reflect that there are no Contract classes.

Response: We included language into the prescribed language from Form N-4 to note that there may not be more than one Contract class.

Risks

—Risks Associated with Investment Option

16.          Staff Comment: Please add “and Fixed Account” immediately following “e.g., Funds” in the first sentence.

Response: We made the requested change, with some modification, to include “and fixed options.”

—Insurance Company Risks

17.          Staff Comment: Please also provide a cross-reference to the Pacific Life and the Separate Account section of the Prospectus. [Item 2, Instruction 1(b).]

Response: We made the requested modification.

Restrictions

—Investments

18.          Staff Comment: Please disclose that transfers may not be made from any Variable Investment Option to the Fixed Account. The Company states that “[a]dditional Fund transfer restrictions may apply.” Please briefly describe the nature of these restrictions.

Response: We included the requested information as follows (new language underlined):

“Transfers between Variable Investment Options are limited to 25 each calendar year. Transfers to or from a Variable Investment Option cannot be made before the seventh calendar day following the last transfer to or from the same Variable Investment Option. Transfers may not be made from a Variable Investment Option to any fixed option. Additional Fund transfer restrictions apply (e.g., transfer restrictions imposed by the Funds on certain portfolios).”

19.          Staff Comment: Are there circumstances in which transfers from the Fixed Account could be counted towards the 25 permitted transfers during a calendar year? If so, please briefly disclose.

Response: Transfers that are not part of a systematic transfer program will count towards the 25 transfer per calendar year limit. We added the below disclosure in this section:

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“Transfers from a fixed option to a Variable Investment Option that are not part of a systematic transfer program will count towards the 25 transfers per calendar year limit.”

—Optional Benefits

20.          Staff Comment: In each sentence that refers to an “optional benefit” please specify whether the reference is to an optional living benefit and/or optional death benefit.

Response: We modified the disclosure accordingly.

21.          Staff Comment: In the third sentence, the Company states it “may stop offering an optional benefit at any time for new purchases.” Please revise this statement to clarify what “new purchases” means here given that certain riders may be purchased after the Contract Effective Date. [Item 2, Instruction 4(b).]

Response: We included additional information to further explain “new purchases.”

Conflicts of Interest

Investment Professional Compensation

22.          Staff Comment: The first sentence states that some life insurance producers may receive compensation in the form of “commissions, additional payments, and non-cash compensation.” Disclosure in the statutory Prospectus states that “selling broker dealers may receive additional payments in the form of cash, other special compensation or reimbursement of expenses.” Please reconcile.

Response: We included “reimbursement of expenses” to the Conflicts of Interest – Investment Professional Compensation paragraph.

Exchanges

23.          Staff Comment: The last two sentences are neither required nor permitted in this section. Please delete or move to another section of the Prospectus. [Item 2, Instruction 6(b).]

Response: We removed the language accordingly.

Overview of the Contract

Phases of the Contract

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24.          Staff Comment: Please bold this sentence or otherwise make it prominent: “[a] list of Funds currently available is provided in an appendix.” [Item 3(b), Instruction 1.]

Response: We made the requested modification.

Contract Features

—Death Benefits

25.          Staff Comment: Please provide a brief description of each optional death benefit offered and provide a cross-reference to the section where these benefits are described in detail in the Prospectus. Please add that the Death Benefit Amount for the standard death benefit is the Contract Value.

Response: We added a bullet for each optional death benefit rider. However, this information is duplicative of the same information already found in the BENEFITS AVAILABLE UNDER THE CONTRACT section (i.e., basic descriptions of each rider). We included the cross-reference accordingly.

26.          Staff Comment: Please revise the last sentence of the section to state that optional death benefit riders are offered, for an additional cost, which can increase the amount of money payable to Beneficiaries. Disclose when the death benefit riders may be purchased.

Response: We modified the disclosure accordingly.

—Living Benefits

27.          Staff Comment: Please provide a brief description of each optional living benefit offered and provide a cross-reference to the section where these benefits are described in detail in the Prospectus. Please disclose that the benefits associated with the guaranteed minimum withdrawal benefit riders are not available until the Designated Life is 65 years of age or older. Please also briefly describe the other specified conditions to all living benefit riders, rather than stating, “if certain conditions are met.”

Response: We added a bullet listing each optional living benefit rider. However, this information is duplicative of the same information already found in the BENEFITS AVAILABLE UNDER THE CONTRACT section (i.e., basic descriptions of each rider). We added a cross-reference to where the complete information can be found.

28.          Staff Comment: In the last sentence, if accurate, please revise “principal protection” as “a level of protection against declines in Contract Value for a specified period of time.” Please revise other references to “principal protection” in the same manner.

Response: We made the requested modification.

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—Additional Services

29.          Staff Comment: If there are limitations on the use of more than one transfer service at a given time, please briefly disclose the limitations.

Response: We included the requested information.

30.          Staff Comment: Please briefly summarize the loan provisions in this section (including that only Owners of Qualified Contracts may take out a loan) and under Benefits Available Under the Contract.

Response: We included the requested information.

Fees and Expenses

—Transaction Expenses

31.          Staff Comment: For clarity, in the first sentence below the range of withdrawal charge percentages, please revise “may or may not apply” as “may not apply” and make the revised sentence the second sentence of the paragraph.

Response: We made the requested modification.

—Annual Contract Expenses

32.          Staff Comment: For clarity, please revise “you will pay additional charges for the optional benefit, as shown below” to reflect that if an investor chooses to purchase an optional benefit, additional charges would apply, as shown. [Item 4.]

Response: We made the requested modification.

33.          Staff Comment: In footnote 3 to Base Contract Expenses line item, state that the Mortality and Expense Risk Charge may decrease or increase based on Contract Value and include a cross reference to the relevant discussion in the Prospectus.

Response: We made the requested modification.

34.          Staff Comment: As to the Mortality and Expense Risk Charge and the Administrative Fee, please disclose in a footnote to the table whether and under what circumstances these fees continue after the Annuity Date and include a cross reference to the relevant discussion in the Prospectus. [Item 4, Instruction 2.]

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Response: We included the requested disclosure in the appropriate footnote.

—Annual Fund Expenses

35.          Staff Comment: Per Item 4, please add the required introductory paragraph before Annual Fund Expenses.

Response: We included the paragraph accordingly.

Principal Risks of Investing in the Contract

Withdrawal Risks

36.          Staff Comment: In the second sentence, please replace the reference to “living benefit riders” with “guaranteed minimum withdrawal benefits riders.”

Response: We made the requested modification.

Risks Associated with Variable Investment Options

37.          Staff Comment: Please replace the website address in this discussion with the specific landing page address where the Fund prospectuses may be found.

Response: We will include the specific landing page where portfolio prospectuses may be found once determined.

38.          Staff Comment: Please also discuss the risks of choosing Funds within the constraints imposed by the living benefit riders’ investment restrictions.

Response: We included additional risk disclosure regarding the investment allocation requirements for the optional living benefit riders.

Tax Consequences

39.          Staff Comment: Please change references to “this product” and “any life or annuity products” to “this Contract.”

Response: We modified these references accordingly.

Benefits Available Under the Contract

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Standard Benefits (No Additional Charge)

—Dollar Cost Averaging and DCA Plus

40.          Staff Comment: The second bullet point in the right-hand column is not a restriction or limitation. Please delete.

Response: We deleted the requested bullet.

41.          Staff Comment: The disclosure states that an Owner “[c]an only have one DCA program in effect and cannot have a DCA Plus program in effect at the same time.” Please define the term “DCA.” If the only DCA programs are the Dollar Cost Averaging program and the DCA Plus program, for clarity, please revise the sentence referenced in this comment.

Response: We revised the bullet to clarify that only one dollar cost averaging program may be in effect at once, and not while a DCA Plus program is in effect.

Optional Living Benefits (Additional Charges Apply)

—CoreIncome Advantage (Single and Joint)

42.          Staff Comment: Please disclose that:

a.                          the Owner may not voluntarily terminate the rider;

b.                         the Owner/Annuitant must be the Designated Life (for non-natural owned contracts, the youngest Annuitant must be the Designated Life);

c.                          the benefit terminates upon annuitization; and

d.                        the Owner may not take out a loan while the rider is in effect.

Response: We included the requested disclosure.

43.          Staff Comment: Please replace the last bullet point to explain that taking a withdrawal before 65 or a withdrawal that is greater than the annual withdrawal amount after 65 may adversely affect the benefits provided, including failure to receive lifetime withdrawals under the rider.

Response: We included the requested disclosure.

— Earnings Enhancement Death Benefit (including California version)

44.          Staff Comment: The disclosure notes that the death benefit may be enhanced by adding an additional amount to the death benefit proceeds. Please briefly describe what the additional amount added to the

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death benefit proceeds is.

Response: We provided additional description of the “additional amount” in the “Purpose” column for the rider.

45.          Staff Comment: Please disclose that the Owner may not voluntarily terminate the rider. Consider disclosing for the non-California version that an ownership change to a new Owner who is older than 75 at the time of the change will terminate the rider.

Response: We included the requested disclosure.

Your Investment Options

46.          Staff Comment: The second paragraph states that an investor may choose among the Variable Investment Options available Under the Contract in the Funds Available Under the Contract Appendix. Please disclose in a prominent fashion that only some of the available Variable Investment Options are available if living benefit riders are purchased and allowable investment options will depend on the living benefit rider purchased. Please also include a cross reference to the relevant discussion in the Prospectus.

Response: We added a bolded statement disclosing the Investment Options limitations for living benefit riders.

How Your Purchase Payments Are Allocated

Choosing Your Investment Options

47.          Staff Comment: Please explain the legal basis for the Company transferring any Account Value that is not at least $500 to the Owner’s other Investment Options on a pro rata basis relative to his/her most recent allocation instructions or delete.

Response: This is from the Contract (Exhibit 4(a)) provision for PURCHASE PAYMENT PROVISIONS—Minimum Investment Option Value where we inform the Contract Owner of our right to transfer remaining Account Value not meeting the Minimum Investment Option Value of $500 stated in the Contract Specifications (Exhibit 4(a)(1)). The requirement administratively assists us in ensuring that funds allocated are used for the purposes for which the Contract was purchased while also maintaining investment control with the Contract Owner since the remaining Account Value will be allocated according to their investment instructions.

48.          Staff Comment: The last sentence of the section notes that the Company’s administrative procedures may vary depending on the state in which the Contract is delivered. Please add a cross reference to the state variations section. As a general matter, we note that all material state variations should be

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disclosed in that section.

Response: We added the cross-reference to the appropriate section.

Investing in Variable Investment Options

—Your Variable Account Value Will Change

49.          Staff Comment: Please revise the last sentence of the second paragraph to add that Subaccount Unit Values also will be adjusted for charges associated with any optional living benefit or death benefit riders, transfers and withdrawals.

Response: Subaccount Unit Values are not adjusted for living benefit rider or Enhanced Earnings Death Benefit charges. These are done at the product level and are paid for by a withdrawal of units rather than an adjustment of unit value. Subaccount Unity Values are adjusted for Administrative, M&E, and certain death benefit rider charges. We included this disclosure accordingly in the appropriate sections.

When Your Purchase Payment is Effective

50.          Staff Comment: The disclosure states that an Owner’s “initial Purchase Payment is effective on the Business Day we issue your Contract.” Please add disclosure to make clear that the Company applies an investor’s initial purchase payment in compliance with the requirements of Rule 22c-1(c) under the 1940 Act.

Response: We modified this sentence as follows (new language underlined):

“Your initial Purchase Payment is effective on the Business Day we issue your Contract, which will not be later than 2 Business Days after we receive your initial Purchase Payment and Application In Proper Form.”

51.          Staff Comment: Please revise the effective day disclosure with respect to Purchase Payments, transfers and withdrawals so that it is consistent with the requirements of Rule 22c-1 under the 1940 Act (i.e., orders received before 4:00 pm on Business Day receive that day’s Unit Value; orders received on or after 4:00 pm receive next Business Day’s Unit Value).

Response: We modified the disclosure accordingly.

Transfers and Market-timing Restrictions

52.          Staff Comment: Please state explicitly, in an appropriate location in this section that the Company has adopted policies and procedures with respect to frequent transfers of Contract Value among sub-

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accounts. Also state whether these policies and procedures apply uniformly in all cases. [Items 8(f)(2) and 4(iii).]

Response: We include the adopted policies and procedures, in detail, in the Market-timing Restrictions subsection and disclose that these policies are applied uniformly to all Contract Owners.

Systematic Transfer Options

53.          Staff Comment: The last sentence of the first paragraph states “[y]ou can have only one DCA Plus, dollar cost averaging, or earnings sweep program in effect at one time.” There are not multiple versions of each of these programs. Please revise the statement for clarity.

Response: We clarified this sentence to note that only one of the programs may be in effect at one time.

Charges, Fees and Deductions

Withdrawal Charge

54.          Staff Comment: Is a withdrawal charge imposed on the annual withdrawal amount permitted to be withdrawn under the CoreIncome Advantage Select riders? Please include a bullet point addressing this issue and a cross reference to the relevant discussion in the Prospectus.

Response: Withdrawals under the terms of the rider are treated as withdrawals under the Contract. However, withdrawal charges are waived on allowable (compliant) withdrawals made under the terms of the guaranteed minimum withdrawal benefit riders. We have included additional disclosure and a cross-reference for more information.

Mortality and Expense Risk Charge and Optional Death Benefit Rider

55.          Staff Comment: The disclosure states that “[t]he Risk Charge (excluding any increase for optional benefits) will continue after the Annuity Date if you choose variable annuity payments, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.” Please supplementally explain whether the Risk Charge is assessed on variable annuity payments even if such payments are for a period certain.

Response: The Mortality and Expense Risk Charge continues after annuitization if variable annuity payments are selected, even if such payments are for a period certain.

56.          Staff Comment: For the Risk Charge and the Administration Charge, please disclose how often these are deducted. [Item 7(a).]

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Response: We amended the disclosure clarify that these charges are assessed and deducted daily.

—Increase in Risk Charge if an Optional Death Benefit Rider is Purchased

57.          Staff Comment: The disclosure states that the Mortality and Expense Risk Charge will increase by 0.10% if the Owner purchases the Return of Purchase Payments Death Benefit rider (Return of Purchase Payments Death Benefit II rider for Contracts issued in California) and by 0.40% if the Owner purchases the Stepped-Up Death Benefit rider (Stepped-Up Death Benefit II rider for Contracts issued in California). Please confirm that these charges are disclosed under Overview of the Contract—Fees and Expenses—Annual Contract Expenses. If these charges are the Death Benefit charges shown under Annual Contract Expenses on page 10, please move this discussion out of the Mortality and Expense Risk Charge section and create a new section under Charges, Fees and Deductions to disclose all Death Benefit rider charges, including the Earnings Enhancement Death Benefit (EEDB) Charge. Please delete the following statement under Charges, Fees and Deductions—Optional Living Benefit Charges: “[s]ee Mortality and Expense Risk Charge and Optional Death Benefit Rider Charge for the Return of Purchase Payments (Return of Purchase Payments II for Contracts in California) and Stepped-Up Death Benefit (Stepped-Up Death Benefit II for Contracts in California) charge information.”

Response: We confirm that these charges are reflected in the Annual Contract Expenses table. While useful to link the Risk Charge and the Death Benefit riders that increase the Risk Charge if purchased, we moved these rider sections to a new Optional Death Benefit Rider Charges section to the requested section.

Optional Living Benefit Rider Charges

58.          Staff Comment: In footnote 1 to the Annual Charge Percentage Table for the Buffered Protected Investment Benefit riders, the disclosure states: “[y]our actual current annual charge percentage could be higher or lower than what is stated above.” Please clarify in the disclosure that a different charge may apply if the Owner purchases the rider after the Contract Effective Date.

Response: The Buffered Protected Investment Benefit riders are not available after the Contract Date and may only be purchased at Contract issue.

Annuitization

Selecting Your Annuitant

59.          Staff Comment: Per the disclosure under Additional Information, please add here that once a Contract is issued, the sole Annuitant or Joint Annuitants cannot be changed.

Response: We included the requested disclosure.

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Annuitization

60.          Staff Comment: Disclose that the Owner will not be able to withdraw any Contract Value amounts after the annuity commencement date unless partial annuitization is elected. [Item 9(g).]

Response: We included the following new disclosure in this section:

“You will not be able to distribute or withdraw any Contract Value amount after the Annuity Date unless you elect partial annuitization.”

61.          Staff Comment: The second paragraph states that the option to annuitize only a portion of Contract Value, and have the remainder distributed, less any Contract Debt, taxes and charges “may or may not be available, or may be available only for certain types of contracts.” Please explain how this is consistent with the redeemability requirements of Sections 22(e) and 27 of the 1940 Act.

Response: Certain qualified contracts under the Tax Code have limitations on distributions that may be taken (e.g., 403(b) contracts). To provide additional information on limitations placed by the Code, we provided a cross-reference to the applicable sections of the Prospectus.

62.          Staff Comment: In the first sentence of the third paragraph, please revise “may, at that time, have the option to elect” to “may, at that time, elect.” In the same paragraph, please revise “[i]f this option is available” to “[i]f this option is elected.”

Response: We made the requested modification.

63.          Staff Comment: With respect to the fourth sentence of the third paragraph, please clarify what option is referred to here (e.g. partial annuitization or the ability to continue the Contract). If the Company permits partial annuitization, the ability to continue the Contract and/or to take distributions must be allowed. Please revise the disclosure relating to partial annuitization so Owner’s rights are clear.

Response: We made the requested modifications, and the remaining language explains the Owners’ rights with respect to continuing the Contract.

Choosing Your Annuity Date

64.          Staff Comment: This section includes cross references to Federal Tax Issues. To assist investors in locating information, here and elsewhere in the Prospectus, please include the specific subsection under Federal Tax Issues in each cross reference.

Response: We made the requested modifications to this reference throughout the prospectus.

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Default Annuity Date and Options

65.          Staff Comment: The disclosure states that “[c]ertain Qualified Contracts may require distributions to occur at an earlier age.” Please disclose the types of qualified contracts referred to.

Response: We added disclosure regarding the types of qualified contracts to this section.

66.          Staff Comment: The disclosure states that “some states’ laws may require a different Annuity Date.” Please add a cross reference to the discussion in the state variations section.

Response: We included the requested cross reference.

Choosing Your Annuity Option

—Fixed and Variable Payment Options

67.          Staff Comment: Following the last sentence of the section, please consider adding a cross reference to Additional Information—Changes to all Contracts.

Response: We included the requested cross reference.

—Annuity Options

68.          Staff Comment: The first sentence of the last paragraph of the section states “[f]or Qualified Contracts, please refer to the Choosing Your Annuity Date section in this Prospectus.” Please specify in the disclosure why you are referring Owners of Qualified Contracts to this section.

Response: We modified this direction as follows (new language underlined):

“For Qualified Contracts, please refer to the Choosing Your Annuity Date section in this Prospectus for additional distribution requirements that may apply to these contracts.”

Death Benefits and Optional Death Benefit Riders

69.          Staff Comment: Indicate in this section which of the death benefits are standard and which are optional. [Item 10(b).]

Response: We modified the disclosure to note that the Death Benefit Amount is a standard benefit under the Contract. The optional death benefit riders are listed in the appropriate Optional Death Benefit Riders section.

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Return of Purchase Payments Death Benefit and Return of Purchase Payments Death Benefit II

70.          Staff Comment: Please add an example to the definition of Pro Rata Reduction illustrating how a pro rata reduction works.

Response: The example in the appendix for this rider includes examples of pro rata reduction—including descriptions of how the amount is determined. We added a reference to this example.

Withdrawals

Optional Withdrawals

71.          Staff Comment: The first paragraph states that an Owner may make partial withdrawals beginning 30 calendar days after the Contract Date. Please delete or supplementally explain how this restriction is consistent with the requirements of Sections 22(e) and 27 of the 1940 Act.

Response: We deleted this restriction accordingly.

72.          Staff Comment: The fourth paragraph of the section is a stand-alone cross reference to Transfers and Market-timing Restrictions. Please delete or explain in the disclosure the reason for this cross reference.

Response: We modified this reference accordingly.

73.          Staff Comment: The disclosure states that “[p]artial withdrawals from any fixed option in any Contract Year may be subject to restrictions.” Please disclose what these restrictions are.

Response: While not listing every potential eventuality that may lead to a restriction, we noted that there are withdrawal limitations with the DCA Plus program as a common example.

—Amount Available for Withdrawal

74.          Staff Comment: The fourth sentence of the section is applicable to the CoreIncome Advantage Select (Single and Joint) riders, but not the Buffered Protected Investment Benefit riders. Please replace “optional living benefit rider” with the name of the specific riders or use the term “guaranteed minimum withdrawal benefit” rider. Please also make this change to the parallel disclosure appearing under Optional Living Benefit Riders—You can find complete information about each rider and its key features and benefits below.

Response: We modified the disclosure to specify that the disclosure relates to guaranteed minimum withdrawal benefit riders as opposed to any living benefit rider. We respectfully prefer to not specify the guaranteed minimum withdrawal benefit in this section in order to ensure the disclosure applies

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across products, including the numerous products not currently sold. We made the modification as requested in the Optional Living Benefit Riders introduction section.

75.          Staff Comment: The last sentence of the first paragraph states “[i]f you own a death benefit rider, taking a withdrawal may reduce the benefits provided by the benefit.” This disclosure appears to duplicate the fourth sentence of the paragraph. If this sentence is intended to refer to the standard death benefit under the Contract, please revise accordingly.

Response: This sentence refers to the reduction in the benefit provided by an optional death benefit rider when a withdrawal is taken, while the previous sentence refers to the consequences of a withdrawal on the benefits provided by an optional living benefit rider. We modified the identified sentence slightly to try to clarify.

Right to Cancel (“Free Look”)

76.          Staff Comment: The disclosure states that an Owner’s “Purchase Payments are allocated to the Investment Options [he/she] indicated on [his/her] application, unless otherwise required by state law.” Please explain where Purchase Payments are allocated in states that require return of premium payments.

Response: We included additional disclosure on how this money is allocated.

Optional Living Benefit Riders

Guaranteed Minimum Withdrawal Benefit

77.          Staff Comment: In an appropriate location in the discussion please add the following or substantively similar disclosure:

If the Designated Life (or youngest Designated Life for joint version) is at or above age 65 the riders provide an income stream, even if Contract Value is reduced to zero (such as through withdrawals (except Excess Withdrawals), fees, or market performance). If the Designated Life (youngest Designated Life for joint versions) is below age 65 and Contract Value goes to zero (such as through withdrawals, fees, or market performance) the rider will terminate without value and no further withdrawal may be made under the rider. Withdrawals made under the riders are from the Owner’s Contract Value until the Contract Value goes to zero. The Company is only required to make lifetime income payments to the Owner once the Contract Value is reduced to zero (unless due to Excess Withdrawals), which may never occur.

Response: We reviewed the disclosure in the Guaranteed Minimum Withdrawal Benefit section to ensure it substantively matches the above disclosure. Where appropriate, it was modified to conform.

Guaranteed Minimum Accumulation Benefit

Ms. Yoon Choo

78.          Staff Comment: The second sentence of the section suggests that the Company will always pay the difference between the Contract Value and the Protected Base at the end of a term, if the Contract Value is higher. Please revise the statement to clarify that any additional amount will be equal to the lesser of (a) difference between the Contract Value on the last day of the applicable term and the Protected Base, or (b) the Buffer Amount.

Response: The one-time payment will be made only if the Contract Value is less than the Protected Base at the end of the applicable term. We included the requested disclosure regarding the additional amount paid to the Contract Value.

79.          Staff Comment: Please disclose in a prominent fashion in an appropriate location in this section that:

a.                   If the Contract Value is greater than the Protected Base at the end of the applicable term, no additional amount will be added to the Contract Value; and

b.                  the likelihood of the Company providing principal protection under any guaranteed minimum accumulation benefit may be minimal given restrictions under the riders relating to subsequent purchase payments and investment restrictions.

Response: We included the requested disclosure in this section.

You can find complete information about each rider and its key features and benefits below.

80.          Staff Comment: If RMDs are treated differently for purposes of the Guaranteed Minimum Withdrawal Benefit riders and the Guaranteed Minimum Accumulation Benefit riders, please revise the statement relating to distributions in this section.

Response: RMD withdrawals or distributions are excepted from the definition of an “excess withdrawal” for purposes of the Guaranteed Minimum Withdrawal Benefit riders. We added this exception to the appropriate area of this section.

81.          Staff Comment: In the statement beginning “[t]aking a withdrawal before a certain age …” please specify the riders to which the statement applies.

Response: We made the requested modification.

82.          Staff Comment: Please make the following statements more prominent: “[t]aking a loan while an optional living benefit Rider is in effect will terminate your Rider. Work with your financial professional before taking a loan.”

Response: We made the requested modification.

Ms. Yoon Choo

83.          Staff Comment: Please make the statement that living benefit riders have investment restrictions more prominent. Also, instead of cross referencing the discussion of these restrictions in the Appendix, please include them in an appropriate location under Optional Living Benefit Riders.

Response: We made the requested modification.

—Withdrawal Benefit Rider Exchanges

84.          Staff Comment: The third sentence states: “[t]he Initial Protected Payment Base and Remaining Protected Balance (if applicable) under the new Rider will be equal to the Contract Value on that Contract Anniversary.” “Remaining Protected Balance” is not defined, please explain what the term means or revise the sentence so the defined term is not needed. Similarly, please explain what “protected balances” means in the fourth sentence.

Response: We removed the reference to “Remaining Protected Balance” and replaced the “protected balances” reference.

CoreIncome Advantage Select (Single and Joint)

—Withdrawals Exceeding the Protected Payment Amount

85.          Staff Comment: Please consider adding a statement, in prominent fashion, that if the Owner would like to make an excess withdrawal and is uncertain how an excess withdrawal will reduce future guaranteed withdrawal amounts, then he/she may contact the Company prior to requesting the withdrawal to obtain a personalized, transaction specific calculation showing the effect of the excess withdrawal.

Response: We included this bolded disclosure in the appropriate discussion section.

—Termination

86.          Staff Comment: In the penultimate bullet point, clarify that the Designated Life must be older than 65 for the rider to terminate as a result of an Excess Withdrawal.

Response: We modified the disclosure accordingly.

Buffered Protected Investment Benefit (5 Year Option, 7 Year Option and 10 Year Option)

—How the Rider Works

87.          Staff Comment: Please disclose how RMDs are treated for Rider purposes. If there is no special

Ms. Yoon Choo

treatment of RMDs please disclose this under Benefits Available Under the Contract—Brief Description of Restrictions/Limitations for the rider.

Response: We added this disclosure to the relevant sections.

88.          Staff Comment: Please change “may reduce” to “will reduce or may eliminate” in the following sentence: “[a]ny additional Purchase Payments made after the first year of a Term will increase the Contract Value and may reduce the benefit provided by this Rider.”

Response: We made the requested modification.

89.          Staff Comment: Following the definition of Protected Base, please disclose that all withdrawals will reduce Contract Value and the Protected Base and that withdrawals when the Contract Value is less than the Protected Base will result in a reduction of the Protected Base that is greater than the amount of the withdrawal which will reduce or may eliminate the benefit provided by the rider. Please also disclose, if accurate, that the higher the buffer percentage chosen, the larger the deduction to the Buffered Amount if a withdrawal is made.

Response: We included the requested disclosure under the How the Rider Works subsection for each rider section.

—Termination

90.          Staff Comment: Please disclose in this section whether the Owner may voluntarily terminate the Rider. If the Owner may not terminate the Rider, please disclose this under Benefits Available Under the Contract—Brief Description of Restrictions/Limitations for the Rider.

Response: We added the requested disclosure to both sections.

Federal Tax Issues

Qualified Contracts—General Rules

—Loans

91.          Staff Comment: Move the discussion of loans out of Federal Tax Issues to a more appropriate location in the Prospectus. Also ensure that loans under the Contract are included as a heading or subheading in the Table of Contents for the Prospectus and SAI.

Response: We moved the loans discussion to a new subsection under Additional Information and will add as a line item in the Table of Contents.

Ms. Yoon Choo

92.          Staff Comment: Please disclose any tax consequences of taking out a loan in this section. Please also disclose any other potentially negative consequences to borrowing under the Contract (e.g., the loan collateral will not participate in the investment experience of the Investment Options, will not be available to pay for any Contract charges, taking out a loan terminates any optional living benefit riders elected, and may have an impact on Contract Value and the Death Benefit).

Response: We respectfully decline to discuss the tax consequences resulting from taking out a loan, due to the complexity of the rules that also change due to individual circumstances unique to each Owner. However, we do add a cross-reference to the SAI, where loans are discussed in more detail. Additionally, we reviewed the disclosure to ensure that it discussed the negative consequences to rights under the Contract that may result from taking a loan, as indicated above.

Additional Information

Confirmations, Statements and Other Reports to Contract Owners

93.          Staff Comment: Please remove the disclosure beginning with “[w]e assume transactions are accurate …” through the end of the paragraph. FINRA Rule 2340 does not impose any time limit during which customers may report inaccuracies in their accounts. [FINRA NTM 06-72.]

Response: We made the requested change, with modification. We modified to the disclosure to conform to that provided under previous N-4 reviews to request 30 calendar day notice for prompt correction but removed any disclosure regarding a mandatory time limit to report errors.

Appendices

Funds Available under the Contract Appendix

94.          Staff Comment: Per the format in Item 17, please revise the heading of this appendix to “Appendix: Funds Available under the Contract.” Please make conforming changes to all cross references to this appendix. [Item 17.] For consistency, please make corresponding changes to each Appendix and the related cross references.

Response: We made the requested modification.

95.          Staff Comment: Supplementally confirm that the website address in the Appendix will comply with the requirements of Item 17, Instruction 1(b).

Response: We confirm that the website address in the Appendix will comply with the requirements.

96.          Staff Comment: If updated performance information for the Funds will be available, include the

Ms. Yoon Choo

statement discussed in Item 17, Instruction 1(e).

Response: We will not be providing actively updated Portfolio performance beyond that provided in the Prospectus.

97.          Staff Comment: In footnote one, please replace “certain portfolios of their respective Funds” with “Funds.”

Response: We made the change, with modification. “Portfolios” is the appropriate term, but we modified the sentence to clarify that certain Fund advisers provided reduced fees for certain portfolios.

98.          Staff Comment: Disclosure in the left hand column on some Funds indicates that they are not available until a later time. Please move these notes out of the boxes and into footnotes.

Response: We modified this disclosure as appropriate.

—Living Benefit Investment Allocation Requirements

99.          Staff Comment: Throughout the Prospectus the disclosure cautions that an Owner with a living benefit rider must allocate his/her entire Contract Value to an asset allocation program. No asset allocation program is discussed in the Prospectus. Please change all references to asset allocation program or requirements to “investment restrictions.”

Response: We reviewed the Prospectus for these reference and changed or removed them accordingly.

100.  Staff Comment: Please revise this discussion to reflect the investment restrictions disclosure contained in the currently effective prospectus for M Vision Pacific Life SVUL (File Nos. 811-05563 and 333-255746). Please also include this disclosure to the Prospectus.

Response: We revised this discussion to conform with the disclosure in the above-mentioned prospectus accordingly.

CoreIncome Advantage (Single) Sample Calculations Appendix; CoreIncome Advantage (Joint) Sample Calculations Appendix

101.  Staff Comment: Please move the sentence immediately preceding Example #3 to the introductory paragraph. Please add (a) withdrawals, including withdrawal fees, if any, and (b) taxes to the list of deductions that would result in a decrease to Contract Value.

Response: We made the requested modification.

Ms. Yoon Choo

102.  Staff Comment: Example #4 states that “[t]he gross amount of a withdrawal is used to determine compliance with the rider.” Since withdrawals may be requested as a gross or net amount, please state that the withdrawal was requested as a gross amount. In addition, please include a discussion of the difference in calculation if the withdrawal is requested as a net amount rather than a gross amount.

Response: We included additional information that the withdrawal amount requested is a gross withdrawal. Additionally, we provide a discussion of the difference in calculation for the net withdrawal following the referenced sentence, including information on what charges/taxes/fees apply and how taken out. The calculation also begins from the net value calculation so that Owners may see what is taken from Contract Value (gross value) based on the net amount they would like to receive.

103.  Staff Comment: Example #6 states that “[s]ince the RMD Amount for 2008 increases to $8,000, [compared with $7,000 for 2007] the quarterly withdrawals of the RMD Amount increase to $2,000.” Please briefly explain why the RMD Amount increases between 2007 and 2008. Also, consider updating the year references in the examples to more recent years.

Response: We included an increase in the RMD withdrawal so that Owners understand the concept while incorporating a common, real-world change in RMD withdrawal requirements. We believe this RMD increase is useful and relatable to Owners. We updated the years to make the example more current as well.

Buffered Protected Investment Benefit Sample Calculations Appendix

104.  Staff Comment: In the last paragraph of Examples #1, #2 and #3, please explain that the additional amount to be added will be the lesser of (a) the difference between the Contract Value on the last day of the rider term and the Protected Base, or (b) the Buffer Amount.

Response: We made the requested modification.

STATEMENT OF ADDITIONAL INFORMATION

105.  Staff Comment: Please supplementally confirm that no information is required to be disclosed in response to Item 21.

Response: We confirm that any disclosure that is responsive to Item 21 is included in the Statement of Additional Information.

PART C: OTHER INFORMATION

Item 27. Exhibits

Ms. Yoon Choo

106.  Staff Comment: Please file executed copies of all agreements filed as “form of” agreements. [Rule 483.]

Response: We will review and file any such agreements available.

107.  Staff Comment: The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. [Rule 483.]

Response: Acknowledged and will file accordingly.

Item 32. Location of Accounts and Records

108.  Staff Comment: We note that the registrant may omit this information if it is provided in its most recent report on Form N-CEN.

Response: This information is included on our Form N-CEN.

EXHIBITS

Exhibit 99.(16) — Summary Prospectus for New Investors

109.  Staff Comment: To the extent relevant, apply all foregoing comments to the Prospectus to the Summary Prospectus for New Investors (“ISP”).

Response: Acknowledged and we will carry forward these changes as applicable.

110.  Staff Comment: Please supplementally confirm that:

a.        in the electronic version of the ISP: (a) the website address in the legend will comply with the requirements of Rule 498A(b)(2)(v)(B) and any other website address will comply with the requirements of Rule 498A(i)(4); and (b) the Table of Contents, cross references, and all defined terms will comply with the requirements of Rule 498A(h)(2)(ii), (iii) and (iv), respectively; and

b.        the following sections of the ISP are identical to the corresponding sections of the statutory Prospectus, as amended: Important Information You Should Consider About the Contract (Item 2); Overview of the Contract (Item 3); Benefits Available Under the Contract (Item 10(a)); Buying the Contract (Item 11(a)); Making Withdrawals: Accessing the Money in Your Contract (Item 12(a)); Additional Information About Fees (Item 4); and Funds Available Under the Contract Appendix (Item 18). [Rule 498A.]

Ms. Yoon Choo

Response: We confirm the foregoing items.

111.  Staff Comment: Please make the “free look” disclosure on the cover page more prominent. [Rule 498A(b)(2)(v)(C).]

Response: We modified the disclosure accordingly.

112.  Staff Comment: Please remove the three paragraphs beginning with “Beginning on January 1, 2021.” The disclosure requirement is no longer in effect.

Response: We removed the requested disclosure.

I believe that the foregoing is responsive to Staff comments.  If you have any questions, please call me at (402) 574-3128. Thank you.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez